Exhibit 10.27
August 23, 2007
Mr. Lawrence Molloy
5260 Harvest Glen Drive
Glen Allen, VA 23059
Dear Chip,
          PetSmart is always looking to hire the best people, and we believe you would be a great fit for our Senior Vice President and Chief Financial Officer position. We also know it is our people who make the difference and ensure the continuing success of our company. That is why we are excited to officially offer this position to you.
          If you decide to accept our offer, your tentative start date will be Monday, September 24, 2007. Once you accept, your appointment would require action by the company Board of Directors which we would seek through a unanimous written consent. We will advise you when that is obtained.
          At that point, you should plan to report to the receptionist in our lobby at 8:30 a.m. on Monday, September 24, 2007.
1.	As Senior Vice President and Chief Financial Officer, you will work at 19601 N. 27th Avenue, Phoenix, AZ 85027, and perform the duties customarily associated with this position, including but not limited to such duties as may be assigned to you by Philip Francis, Chief Executive Officer and others as appropriate. Of course, the Company may change your position, duties, and work location from time to time, as it deems necessary.

2.	This is a grade level 62 position, and your initial base salary will be $350,000.00 per year, less standard deductions and withholdings, paid biweekly.

3.	You are eligible to participate in the Executive Short Term Incentive Plan (“ESTIP”). Your target incentive is 50% of your actual earned salary for the Fiscal Year. For Fiscal Year 2007, you will be paid the greater of your prorated actual earned bonus or $100,000.00. In order to be eligible for this bonus, we require you still be employed with PetSmart at the end of the fiscal year or as designated by the ESTIP document. PetSmart may modify compensation and benefits from time to time, as it deems necessary and Board approval is necessary prior to any bonus award.

4.	After commencement of your employment with PetSmart, Inc. and subject to your appointment by the Board, you will be eligible to receive an equity grant with a value equal to approximately $646,500.00 for 2007. This value is equal to a full year 2007 grant. This grant will be composed of a mix of stock options and restricted stock. The number of shares you receive will be based on the closing market value of PetSmart stock on the date of grant and the current binomial value utilized by the company. The strike price of the stock option portion of the grant is not determined by the hire date but by the grant date approved by the Board or its delegee. For you, that date will be September 1, 2007, or your first day of employment, whichever is later. This grant will vest and be otherwise governed by the terms of the Company’s Equity Incentive Plan. In accordance with the Equity Incentive

Plan, you may receive annual equity grants subject to Board approval. The Company reserves the right to modify, amend, or withdraw the Plan.

5.	You will receive relocation benefits for your move from Glen Allen, Virginia, to the Phoenix, Arizona, metropolitan area, under the terms of the PetSmart Officer Relocation Policy. You understand and agree that if you voluntarily terminate employment or are terminated for cause prior to the expiration of the two-year period, you must repay 100% of all relocation expenses previously reimbursed or paid by PetSmart if you leave during the first year, and all incurred costs on a prorated basis during the second year. Any sums you owe under this agreement may be deducted from your final paycheck or from any other sums otherwise payable to you by PetSmart.

6.	In addition to your salary and incentive compensation, you will be eligible for the following Company benefits consistent with Company policy: 160 hours of vacation per year as well as health, life and disability insurance pursuant to the PetSmart, Inc. SmartChoices Benefits Plan. You are eligible for these benefits on the first day of the month following your hire date. Details about these benefits are provided in the Associate Handbook and Summary Plan Descriptions. You will also be eligible to participate in the Company’s 401(k), Employee Stock Purchase Plan, Deferred Compensation Plan and Executive Choice Program, as may be modified from time to time with the approval of the Company’s Board of Directors. The Executive Choice Program offers benefits up to an annual value of $20,000, which includes reimbursement for expenses related to financial and estate planning, tax preparation and insurance supplements. This benefit is prorated in the first year of employment. In addition, you are eligible for the annual Executive Physical Program. Details and eligibility on these plans are attached. The Company reserves the right to modify your compensation and benefits from time to time, as it deems necessary.

7.	You will be expected to abide by all of the Company’s policies and procedures. As a further condition of your employment, you agree to refrain from any unauthorized use or disclosure of the Company’s proprietary or confidential information or materials. You also agree to sign and comply with the Company’s Confidentiality Agreement, Non-Compete Agreement, and Code of Business and Ethics and Policies. By accepting this offer, you are representing that you are not a party to any agreement (e.g., a non-compete) with any third party or prior employer, which would conflict with or inhibit your performance of your duties with PetSmart.

8.	In the event of a dissolution, liquidation or sale of substantially all of the assets of the Company or a merger or consolidation in which the Company is not the surviving corporation and where your employment is terminated as a result of this change of control all of your non-vested equity will become vested pursuant to the Amended and Restated Executive Change in Control and Severance Benefit Plan (“ECC Plan”). Further details regarding this change will be included in your stock option grant, which will be issued to you after your employment begins. Upon your acceptance of this offer of employment and your appointment by the Board of Directors, this will serve as your official notice that you will be a Participant in the ECC Plan upon your first date of employment with the company.

9.	Either you or the Company may terminate your employment relationship at any time for any reason whatsoever, with or without cause or advance notice. If the Company terminates your employment without cause at any time after the first year of employment, the Company will pay you, as the only severance compensation, a cash payment in the amount of 18 months of your base salary, subject to standard payroll deductions and withholdings, or as otherwise provided in the ECC Plan. If a termination without cause take place during the first year that benefit is reduced by 50%. If you resign or your employment is terminated for cause, all compensation and benefits will cease immediately and you will receive no severance benefits.

10.	This letter constitutes the complete, final and exclusive embodiment of the entire agreement between you and PetSmart with respect to the terms and conditions of your employment. In entering this agreement, neither party is relying on any promise or representation, written or oral, other than those expressly contained herein, and this agreement supersedes any other such promises, representations or agreements.

The terms set forth in this letter may not be amended or modified except in a written agreement signed by you and a duly authorized Company officer. As required by law, this offer of employment is subject to proof of your right to work in the United States. This offer is also subject to your submitting to a mandatory drug test, the completion of a background check, the results of which must be satisfactory to the Company, in its sole discretion, and your appointment by the company Board of Directors. The results of the drug test or the background check may, at the Company’s sole discretion, disqualify you from employment with the Company.

11.	To ensure rapid and economical resolution of any disputes which may arise under this agreement and any disputes relating to your employment, you and the Company agree that any and all disputes or controversies of any nature whatsoever, regarding the interpretation, performance, enforcement or breach of the Agreement, or your employment with PetSmart shall be resolved in Phoenix, Arizona, by confidential, final and binding arbitration (rather than trial by jury or court or resolution in some other forum) under the then existing rules of the American Arbitration Association.
          We are looking forward to you accepting our offer as described above. Please sign below and at your earliest convenience return this letter to: Francesca Spinelli, SVP People 19601 N. 27th Avenue, Phoenix, Arizona 85027. If you prefer to fax a copy prior to sending the hard copy, you may fax it to 623-580-6164. I look forward to our being able to recommend that our Board appoint you to this position and to you joining the PetSmart team. I am confident you will find challenge, satisfaction, and opportunity at PetSmart.

Very truly yours,

PetSmart, Inc.

/s/ Francesca Spinelli

Francesca Spinelli
Senior Vice President, People

Agreed and Accepted:

/s/ Lawrence P Molloy
Lawrence Molloy

8/24/07
Date